Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 27, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel
Folake Ayoola

Re:	CleanTech Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted March 8, 2021
CIK No. 0001849820

Dear Mr. Spirgel:

On behalf of our client, CleanTech Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 2, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 that was confidentially submitted by the Company on March 8, 2021 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing the Registration Statement (the “Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Giovanni Caruso May 27, 2021 Page 2

Draft Registration Statement on Form S-1 submitted March 8, 2021

Cover Page

1. We refer to footnote (2) to your underwriting compensation table where you state that “the underwriters will receive compensation in addition to the underwriting discount.” Please revise to quantify “compensation” and to include the deferred compensation to the underwriters. In this regard, we note your disclosure on page 15 that you will pay Chardan Capital Markets, LLC a marketing fee for services upon the consummation of your initial business combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of this offering, including any proceeds from the full or partial exercise of the over- allotment option. Also note, if true, that this deferred compensation will be placed in a trust account.

Response: The disclosure in footnote (2) of the underwriting compensation table has been revised in accordance with the Staff’s comments.

Prospectus Summary

The Offering, page 10

2. You state on page 17 that your initial stockholders have agreed to vote their founder shares and any public shares in favor of any proposed business combination. Please disclose how many public shares you would need to be voted in favor of a proposed business combination assuming all outstanding shares are voted and the overallotment option is not exercised. In this regard, we note your disclosure on page 32 that upon closing of the offering, your initial stockholders and co-sponsors will own 20% of your issued and outstanding shares of common stock. Further, you disclose on page 65 that if you seek stockholder approval of a proposed transaction, you would need only 937,001 (5.1%) of your public shares to be voted in favor of the transaction in order to have such transaction approved (assuming that only a quorum was present at the meeting, that the over-allotment option is not exercised and that the initial stockholders do not purchase any units in this offering or units or shares in the after-market). Please revise the disclosure in the prospectus summary to include this information.

Response: The disclosure on page 17 of the Registration Statement has been revised in accordance with the Staff’s comments.

Giovanni Caruso May 27, 2021 Page 3

Risk Factors

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware..., page 41

3. We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The disclosure on page 42 of the Registration Statement has been revised in accordance with the Staff’s comments.

Management

Conflicts of Interest, page 80

4. On page 81, you state that each of LifeSci Acquisition Corp., Chardan Healthcare Acquisition 2 Corp. and 10X Capital Venture Acquisition Corp. is a special purpose acquisition company that is seeking a target for a business combination. In order to clearly illustrate the past and present overlapping SPAC activity of your management, discuss the current status, proceeds raised or to be raised, acquisition focus and duration of each of these SPAC entities.

Response: The disclosure on page 82 of the Registration Statement has been revised in accordance with the Staff’s comments.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-9

5. Management’s Discussion and Analysis discloses that there are factors that raise substantial doubt about your ability to continue as a going concern. In this regard, we note your financial statement footnote disclosure that you determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the date of issuance of these financial statements. Please describe the agreement that obligates your Sponsors and clarify whether the terms of such arrangements are considered arms-length terms. If there is substantial doubt about your ability to continue as a going concern please ensure that your disclosures comply with ASC 205-40.  Please advise.

Response: The disclosure in the Management’s Discussion and Analysis section of the Registration Statement has been revised in accordance with the Staff’s comments.

Giovanni Caruso May 27, 2021 Page 4

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner